July 17, 2007

BY CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Board of Directors
NTN Buzztime, Inc.
5966 La Place Court
Carlsbad, California 92008.

Re: Corporate Performance and Governance

Dear Director:

Trinad Capital Master Fund, Ltd. ("**Trinad**") is the owner of 3,664,752 shares of common stock of NTN Buzztime, Inc. (the "**Company**"). Trinad is writing to demand that the Board of Directors take immediate action to improve the Company's operating and stock performance and Board accountability. Trinad is extremely disappointed with the Company's lackluster financial and stock price performance.

Moreover, Trinad is concerned that the Board of Directors recently has adopted a number of changes to the Company's Bylaws. These changes are particularly troubling in light of the Company's poor performance. Several of these changes adversely affect stockholder rights and serve to insulate the Board of Directors from accountability to the stockholders. For example, the Company has disclosed that the Board of Directors has eliminated the right of stockholders to call a special meeting. The Company has also revealed that the Board of Directors has amended the Bylaws to impose advance notice requirements on stockholders for both nominees and other business.

In light of the foregoing, Trinad demands that the Board of Directors take the following actions immediately:

- Remove Mr. Barry Bergsman as Chairman of the Board of Directors.
- Request the resignations of Mr. Bergsman and one other director.
- Appoint two individuals designated by Trinad as members of the Board of Directors.
- Amend the Bylaws to remove those provisions intended to entrench the incumbent Board of Directors and management, including the elimination of the right to call a special meeting and advance notice requirements.

- Evaluate all strategic alternatives that would unlock and maximize stockholder value.

Trinad believes that these changes need to be made as soon as possible to increase stockholder value and to ensure that stockholders have a meaningful opportunity to oversee the actions of the Board of Directors. Trinad looks forward to the Board of Directors' prompt consideration and response to these matters.

Very truly yours,

Robert S. Ellin, Director